SP FUNDS TRUST N-1A/A

Exhibit 99.(h)(1)

FORM OF FUND ADMINISTRATION SERVICING AGREEMENT

THIS FUND ADMINISTRATION SERVICING AGREEMENT (this “Agreement”) is made and entered into as of [●], 2023 by and between SP Funds Trust, a Delaware statutory trust (the “Trust”) and Tidal ETF Services LLC, a Delaware limited liability company (“Tidal”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each series representing interest in a separate portfolio of securities and other assets;

WHEREAS, the Trust desires to retain Tidal to provide fund administration services to each series of the Trust listed on Exhibit A attached hereto (as amended from time to time) (each, a “Fund” and collectively the “Funds”).

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of Tidal as Administrator/CCO

A. The Trust hereby appoints Tidal as fund administrator of the Trust on the terms and conditions set forth in this Agreement, and Tidal hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of Tidal shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against Tidal hereunder. The Trust hereby authorizes Tidal to, in Tidal’s sole discretion, engage a sub-contractor to provide the services described herein (the “Sub-Administrator”); provided that Tidal shall remain responsible for the actions and omissions of the Sub-Administrator to the same extent as if Tidal had taken such actions or made such omissions. The initial Sub-Administrator shall be U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services.

B. Provision of CCO; Delivery of Documents

Tidal hereby agrees to provide a Chief Compliance Officer (“CCO”), as described in Rule 38a-1 of the 1940 Act (“Rule 38a-1”), to the Trust for the period and on the terms and conditions set forth in this Agreement.

In connection therewith, the Trust has delivered to Tidal copies of, and shall promptly furnish Tidal with all amendments of or supplements to (i) the Trust’s Declaration of Trust and By-Laws (collectively, as amended from time to time, “Organizational Documents”); (ii) the Trust’s current Registration Statement, as amended or supplemented, filed with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and/or the 1940 Act (the “Registration Statement”); (iii) the current Prospectus and Statement of Additional Information (collectively, as currently in effect and as amended or supplemented, the “Prospectus”) in place for each of the Funds; (iv) each plan of distribution or similar document that may be adopted by the Trust under Rule 12b-1 under the 1940 Act and each current shareholder service plan or similar document that may be adopted by the Trust with respect to any or all of its Funds; (v) copies of the Trust’s current annual and semi-annual reports to shareholders; and (vi) all compliance and risk management policies, programs and procedures adopted by the Trust with respect to the Funds. The Trust shall deliver to Tidal a certified copy of the resolution of the Board of Trustees of the Trust (the “Board”) appointing the CCO and authorizing the execution and delivery of this Agreement. In addition, the Trust shall deliver, or cause to deliver, to Tidal upon Tidal’s reasonable request any other documents that would enable Tidal to perform the services described in this Agreement.

2.	Services and Duties of Tidal

Tidal shall provide or require the Sub-Administrator to provide the fund administration services to each Fund as set forth in Exhibit B attached hereto.

3.	License of Data; Warranty; Termination of Rights

A.	Tidal hereby informs the Trust that the Sub-Administrator has entered into agreements with MSCI index data services (“MSCI”), Standard & Poors Financial Services LLC (“S&P”), and FactSet Research Systems Inc. (“FACTSET”); and the related index data services being provided to the Trust by Tidal or the Sub-Administrator (collectively, the “Data”) are being sublicensed, not sold, to the Trust. The Trust hereby acknowledges and agrees with the provisions set forth in Exhibit C attached hereto. The provisions in Exhibit C shall not have any effect upon the standard of care and liability of Tidal as set forth in Section 6 of this Agreement.

B.	The Trust shall indemnify and hold harmless Tidal, the Sub-Administrator, its information providers, and any other third party involved in or related to the making or compiling of the Data, their affiliates and subsidiaries and their respective directors, officers, employees and agents from and against any claims, losses, damages, liabilities, costs and expenses, including reasonable attorneys’ fees and costs, as incurred, arising in and any manner out of the Trust’s or a Fund’s use of, or inability to use, the Data or any breach by the Trust of any provision contained in this Agreement regarding the Data. The immediately preceding sentence shall not have any effect upon the standard of care and liability of Tidal as set forth in Section 6 of this Agreement.

C.	Tidal hereby informs the Trust that the Sub-Administrator has entered into agreements with Bloomberg Finance L.P. (“Bloomberg”) to provide data (the “N-PORT Data”) for use in or in connection with the reporting requirements of the Funds, including preparation and filing of Form N-PORT. In connection with the provision of the N-PORT Data, Bloomberg requires certain provisions to be included herein.

The Trust agrees that it shall (a) comply with all laws, rules and regulations applicable to accessing and using the N-PORT Data, (b) not extract the N-PORT Data from the view-only portal, (c) not use the N-PORT Data for any purpose independent of complying with the requirements of Rule 30b1-9 (which prohibition shall include, for the avoidance of doubt, use in risk reporting or other systems or processes (e.g., systems or processes made available enterprise-wide for the Trust’s internal use)), (d) permit audits of its use of the N-PORT Data by Bloomberg, its affiliates or, at the Trust’s request, a mutually agreed upon third-party auditor (provided that the costs of an audit by a third party shall be borne by the Trust), (e) exculpate Bloomberg, its affiliates and their respective suppliers from any liability or responsibility of any kind relating to the Trust’s receipt or use of the N-PORT Data (including expressly disclaiming all warranties).

4.	Compensation

Tidal shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit D attached hereto (as amended from time to time by written consent of both parties to this Agreement). Tidal shall also be reimbursed for such reasonable and documented miscellaneous expenses as are reasonably incurred by Tidal or the Sub-Administrator in performing its duties hereunder. The Trust shall pay all such fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good-faith dispute. The Trust shall notify Tidal in writing within thirty (30) calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to Tidal shall only be paid out of the assets and property of the particular Fund involved.

The Trust understands and acknowledges Tidal’s compensation under this Agreement is in addition to, and not in lieu of, compensation payable to the Fund Sub-Administrator. It is anticipated that the Trust will enter into agreements with the Fund Sub-Administrator for several services (e.g., fund accounting and transfer agency) and [that compensation payable with respect to such services will be bundled with the Fund Sub-Administrator’s compensation.]1

In consideration of the CCO Services (defined in Exhibit D) provided by Tidal pursuant to this Agreement, the Trust shall pay Tidal the fees and expenses set forth in Exhibit D to this Agreement.

Tidal may, with respect to questions of law relating to its services hereunder, apply to and obtain the advice and opinion of Trust counsel. The costs of any such advice or opinion shall be borne by the Trust.

The CCO is serving solely as an officer of the Trust, and neither the CCO nor Tidal shall be responsible for, or have any obligation to pay, any of the expenses of the Trust or any of its Funds. All Trust expenses shall be the sole obligation of the Trust, which shall pay or cause to be paid all Fund expenses.

5.	Representations and Warranties

A.	The Trust hereby represents and warrants to Tidal, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by the Trust, in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

[1]	NTD: Subject to review of other agreements. Term “bundled” is unclear.

(4)	The CCO shall be covered by the Trust’s Trustees & Officers Liability Insurance Policy (the “Policy”), and the Trust shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be canceled; (b) continued after the CCO ceases to serve as an officer of the Trust on substantially the same terms as such coverage is provided for all other Trust officers after such persons are no longer officers of the Trust; and (c) continued in the event the Trust merges or terminates, on substantially the same terms as such coverage is provided for all other Trust officers (and for a period of no less than six years). The Trust shall provide Tidal with proof of current coverage, including a copy of the Policy, and shall notify Tidal immediately should the Policy be canceled or terminated; and

(5)	The CCO is a named officer in the Trust’s corporate resolutions and subject to the provisions of the Trust’s Organizational Documents regarding indemnification of its officers.

B.	Tidal hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by Tidal in accordance with all requisite action and constitutes a valid and legally binding obligation of Tidal, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(4)	It has access to the necessary facilities, equipment and personnel with the requisite knowledge and experience to assist the CCO in the performance of his or her duties and obligations under this Agreement;

(5)	It shall make available a person who is competent and knowledgeable regarding the federal securities laws and is otherwise reasonably qualified to act as a CCO and who will, in the exercise of his or her duties to the Trust, act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Trust and the Funds;

(6)	It shall compensate the CCO fairly, subject to the Board’s right under any applicable regulation (e.g., Rule 38a-1) to approve the designation, termination and level of compensation of the CCO. In addition, it shall not retaliate against the CCO should the CCO inform the Board of a compliance failure or take aggressive action to ensure compliance with the federal securities laws by the Trust or a service provider;

(7)	It shall report to the Board promptly if it learns of CCO malfeasance or in the event the CCO is terminated as a CCO by another fund complex or if the CCO is terminated as an employee of Tidal; and

(8)	It shall report to the Board if at any time the CCO is subject to the disqualifications set forth in Section 15(b)(4) of the Exchange Act or Section 9 of the 1940 Act.

6.	Standard of Care; Indemnification; Limitation of Liability

A.	Tidal shall use commercially reasonable efforts and exercise reasonable care in the performance of its duties under this Agreement. Tidal shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or a Fund in connection with its duties under this Agreement, except a loss arising out of or relating to Tidal’s refusal or failure to comply with the terms of this Agreement or from its bad faith, fraud, negligence or willful misconduct in the performance of its duties under this Agreement or material breach of this Agreement. Notwithstanding any other provision of this Agreement, if Tidal has used commercially reasonable efforts and exercised reasonable care in the performance of its duties under this Agreement, each Fund shall indemnify and hold harmless Tidal from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys’ fees) that Tidal may sustain or incur or that may be asserted against Tidal by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reasonable reliance upon any written or oral instruction provided to Tidal by any duly authorized officer of the Trust or a Fund, except for any and all claims, demands, losses, expenses and liabilities arising out of or relating to Tidal’s refusal or failure to comply with the terms of this Agreement or material breach of this Agreement or from its bad faith, fraud, negligence or willful misconduct in the performance of its duties under this Agreement. Tidal shall endeavor to provide the Trust such reasonable estimates, including reasonable estimates related to amounts incurred for services provided hereunder, in connection with claims for which Tidal seeks indemnity from the Trust, provided that the Trust’s (or a Fund’s) continuing obligations to indemnify Tidal after the termination of this Agreement shall relate to solely those claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys’ fees) sustained in connection with Tidal’s provision of services pursuant to this Agreement. This indemnity shall be a continuing obligation of the Trust (and the Funds), its successors and assigns, notwithstanding the termination of this Agreement; provided that the Trust’s (or a Fund’s) continuing obligations to indemnify Tidal after the termination of this Agreement shall relate to solely those claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys’ fees) sustained in connection with Tidal’s provision of services pursuant to this Agreement. As used in this paragraph, the term “Tidal” shall include Tidal’s members, officers and employees.

Tidal may obtain the advice of competent external counsel and shall be fully protected with respect to anything done or omitted by it in good faith in conformity with such advice; provided that, notwithstanding any advice to the contrary, any action taken by Tidal must be consistent with Tidal’s rights and responsibilities under this Agreement.

Tidal shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by Tidal as a result of Tidal’s refusal or failure to comply with the terms of this Agreement, material breach of this Agreement or from Tidal’s bad faith, fraud, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of Tidal, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); or (ii) any delay by reason of circumstances beyond its control, which may include acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots or failure beyond its control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, Tidal shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. Tidal will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of Tidal. Tidal agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Trust shall be entitled to inspect Tidal’s premises and operating capabilities at any time during regular business hours of Tidal, upon reasonable notice to Tidal. Moreover, Tidal shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by an independent auditor on the internal controls and procedures of Tidal relating to the services provided by Tidal under this Agreement.

Notwithstanding the above, Tidal reserves the right to reprocess and correct non material administrative errors at its own expense; provided that Tidal shall provide advance written notice to the Trust detailing the action it intends to take prior to taking such action. For material administrative errors, Tidal reserves the right to reprocess and correct administrative errors at its own expense upon consultation with the Trust and in such manner as agreed to by the Trust.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 6 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If Tidal is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve Tidal of any of its obligations in such other capacity.

E.	In conjunction with the tax services provided to the Trust by Tidal hereunder, Tidal shall not be deemed to act as an income tax return preparer for any purpose including as such term is defined under Section 7701(a)(36) of the Internal Revenue Code (“IRC”), or any successor thereof. Any information provided by Tidal to a Fund for income tax reporting purposes with respect to any item of income, gain, loss or credit will be performed solely in Tidal’s administrative capacity. Tidal shall not be required to determine, and shall not take any position with respect to whether, the reasonable belief standard described in Section 6694 of the IRC has been satisfied with respect to any income tax item. The Trust, and any appointees thereof, shall have the right to inspect the transaction summaries produced and aggregated by Tidal, and any supporting documents thereto, in connection with the tax reporting services provided with respect to each Fund by Tidal. Tidal shall not be liable for the provision or omission of any tax advice with respect to any information provided by Tidal to the Trust or a Fund. The tax information provided by Tidal shall be pertinent to the data and information made available to Tidal, and is neither derived from nor construed as tax advice.

F.	The Trust, and not Tidal, shall be solely responsible for approval of the designation of the CCO, as well as for removing the CCO, as the case may be, from his or her responsibilities related to the Funds in accordance with Rule 38a-1. Therefore, notwithstanding the provisions of this Section 6, the Trust shall supervise the activities of the CCO with regard to such activities.

7.	Data Necessary to Perform Services

The Trust or its agent shall furnish to Tidal and the Sub-Administrator the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

8.	Proprietary and Confidential Information

Tidal agrees on behalf of itself and its directors, officers and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance or delegation of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where Tidal may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, provided that Tidal shall promptly notify the Trust of such request if permitted by applicable law or (iii) when so requested by the Trust. Records and other information which have become known to the public through no wrongful act of Tidal or any of its employees, agents or representatives, and information that was already in the possession of Tidal prior to receipt thereof from the Trust, or its agent, shall not be subject to this paragraph.

Further, Tidal will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, Tidal shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

Tidal shall require the Sub-Administrator to be bound by confidentiality provisions that are substantially similar to those set forth in this Section 8 (Proprietary and Confidential Information).

9.	Records

Tidal shall keep, and shall require the Sub-Administrator to keep, records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. Tidal agrees that all such records prepared or maintained by or on behalf of Tidal relating to the services to be performed by Tidal hereunder are the property of the Trust and will be preserved, maintained and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or its designee on and in accordance with its request.

10.	Compliance with Laws

The Trust retains primary responsibility for all compliance matters relating to the Trust, including but not limited to compliance with the 1940 Act, the Code, the SOX Act, the USA Patriot Act of 2001 and the policies and limitations of the Trust relating to its portfolio investments as set forth in its Registration Statement. Tidal’s services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee’s oversight responsibility with respect thereto.

11.	Terms of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years. However, this Agreement may be terminated at the end of the initial term by either party upon giving ninety (90) days’ prior written notice to the other party or such shorter notice period as is mutually agreed upon by the parties. Subsequent to the end of the five (5) year period, this Agreement continues until one party gives ninety (90) days’ prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within fifteen (15) days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by Tidal and the Trust, and authorized or approved by the Board of Trustees.

Notwithstanding anything to the contrary in this Agreement, the Board will have the right and authority to remove the individual designated by Tidal as the Trust’s CCO at any time, with or without cause, without payment of any penalty. In this case, Tidal will designate another employee of Tidal, subject to approval by the Board, including the trustees who are not interested persons of the Trust pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Independent Trustees”), to serve as interim CCO until the earlier of (i) the designation of a new permanent CCO; or (ii) the termination of this Agreement. Should the employment of the individual designated by Tidal to serve as the Trust’s CCO be terminated for any reason, Tidal will immediately designate another qualified individual, subject to ratification by the Board and the Independent Trustees, to serve as interim CCO until the earlier of (i) the designation, and approval by the Board, of a new permanent CCO; or (ii) the termination of this Agreement.

12.	Early Termination

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the five (5) year term, the Trust agrees to pay the following fees:

a.	all monthly fees through the life of this Agreement, including the repayment of any negotiated discounts;

b.	all fees associated with converting services to the successor service provider;

c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider; and

d.	all reasonable and documented miscellaneous costs associated with a.-c. above.

13.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of Tidal’s duties or responsibilities hereunder is designated by the Trust by written notice to Tidal, Tidal will promptly, upon such termination and at the expense of the Trust (which shall include only reasonable and documented miscellaneous expenses), transfer to such successor all relevant books, records, correspondence and other data established or maintained by Tidal (or the Sub-Administrator) under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which Tidal or the Sub-Administrator has maintained the same, the Trust shall pay any reasonable and documented miscellaneous expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from Tidal’s personnel in the establishment of books, records and other data by such successor. If no such successor is designated, then such books, records and other data shall be returned to the Trust.

14.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of Tidal, or by Tidal without the written consent of the Trust.

15.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

16.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

17.	Services Not Exclusive

Except to the extent necessary to perform Tidal’s obligations under this Agreement, nothing herein shall be deemed to limit or restrict Tidal’s right, or the right of any of Tidal’s managers, officers or employees who also may be a director, trustee, officer or employee of the Trust (including, without limitation, the CCO), or who are otherwise affiliated persons of the Trust, or the right of the Sub-Administrator, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association.

18.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

19.	Legal-Related Services

Nothing in this Agreement shall be deemed to appoint Tidal, the Sub-Administrator or their respective members, officers, directors and employees as the Trust attorneys, form attorney-client relationships or require the provision of legal advice. The Trust acknowledges that Tidal and Sub-Administrator attorneys (including any in-house attorneys) exclusively represent Tidal or Sub-Administrator, respectively, and each relies on outside counsel retained by the Trust to review all services provided by attorneys engaged by Tidal and Sub-Administrator (including any in-house attorneys) and to provide independent judgment on the Trust’s behalf. The Trust acknowledges that because no attorney-client relationship exists between attorneys engaged by Tidal or Sub-Administrator (including any in-house attorneys) and the Trust, any information provided to Tidal or Sub-Administrator attorneys (including any in-house attorneys) may not be privileged and may be subject to compulsory disclosure under certain circumstances. Tidal represents that it will maintain (and require the Sub-Administrator to maintain) the confidentiality of information disclosed to attorneys engaged by Tidal or Sub-Administrator (including any in-house attorneys) on a best efforts basis.

20.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below, or such other address(es) as may be specified in writing by one party to the other party:

Notice to Tidal shall be sent to:

Tidal ETF Services LLC

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Attn: Chief Executive Officer

and notice to the Trust shall be sent to:

SP Funds Trust

1331 S. International Pkwy

Ste 2291

Lake Mary, FL 32746

Attn: Secretary

21.	Construction

Any reference in this Agreement to a form, statute or regulation shall include any successor thereto.

22.	Multiple Originals

This Agreement may be executed on two (2) or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one (1) and the same instrument.

23.	Limited Recourse

This Agreement is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding on any of the trustees, officers or shareholders of the Trust individually but are binding only on the Fund to which such obligations pertain and the assets and property of such Fund. All obligations of the Trust under this Agreement shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date last written below.

SP FUNDS TRUST	TIDAL ETF SERVICES LLC
on behalf of each series listed on Exhibit A severally and not jointly

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

Exhibit A

to the

Fund Administration Servicing Agreement

Separate Series (Funds) of SP Funds Trust

Name of Series

SP Funds S&P Global Technology ETF

SP Funds S&P World ETF

 Exhibit A – Page 1

Exhibit B

Fund Administration Services

A.	General Fund Management:

(1)	Act as liaison among Trust service providers, including but not exclusive to Funds’ investment adviser(s), investment sub-adviser(s), authorized participants, external legal counsel, independent audit firms and external compliance consultants.

(2)	Supply:

a.	Office facilities (which may be in Tidal’s, Sub-Administrator’s, or one of their affiliate’s, own offices).

b.	Non-investment-related statistical and research data as requested.

(3)	Coordinate the Trust’s board of trustees (the “Board of Trustees” or the “Trustees”) communications, such as:

a.	Prepare meeting agendas and resolutions, with the assistance of Trust counsel and Fund investment adviser counsel.

b.	Prepare reports for the Board of Trustees based on financial and administrative data.

c.	Assist with the selection of the independent auditor.

d.	Secure and monitor fidelity bond and director and officer liability coverage, and make the necessary Securities and Exchange Commission (the “SEC”) filings relating thereto.

e.	Prepare minutes of meetings of the Board of Trustees and Fund shareholders.

f.	Recommend dividend declarations to the Board of Trustees and prepare and distribute to appropriate parties notices announcing declaration of dividends and other distributions to shareholders.

g.	Attend Board of Trustees meetings and present materials for the Trustees’ review at such meetings.

(4)	Audits:

a.	For each annual Fund audit, prepare appropriate schedules and materials. Provide requested information to the independent auditor, and facilitate the audit process.

b.	For SEC, FINRA or other regulatory audits, provide requested information to the SEC or other regulatory agencies and facilitate the audit process.

c.	For all audits, provide office facilities, as needed.

(5)	Assist with overall operations of the Trust.

(6)	Pay Trust and Fund expenses upon written authorization from the Trust.

(7)	Keep the Trust’s governing documents, including its charter, bylaws and minute books, but only to the extent such documents are provided to Tidal by the Trust or its representatives for safe keeping.

B.	Compliance (Note: The services are separate from CCO Services described below)

(1)	Regulatory Compliance:

a.	Monitor compliance with the 1940 Act requirements, including:

(i)	Asset and diversification tests

(ii)	Total return and SEC yield calculations

(iii)	Maintenance of books and records under Rule 31a-3

(iv)	Code of ethics requirements under Rule 17j-1 for the disinterested Trustees

 Exhibit B – Page 1

b.	Monitor each Fund’s compliance with the policies and investment limitations as set forth in its prospectus (the “Prospectus”) and statement of additional information (the “SAI”) (or similar disclosure documents) included in its registration statement on Form N-1A filed with the SEC (“Registration Statement”).

c.	Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the Trust in connection with (i) any certification required of the Trust pursuant to the Sarbanes-Oxley Act of 2002 (the “SOX Act”) or any rules or regulations promulgated by the SEC thereunder, and (ii) the operation of Tidal’s compliance program as it relates to the Trust, provided the same shall not be deemed to change Tidal’s standard of care as set forth herein.

d.	In order to assist the Trust in satisfying the requirements of Rule 38a-1 under the 1940 Act (the “Rule”), Tidal will provide the Trust’s Chief Compliance Officer with reasonable access to Tidal’s fund records relating to the services provided by it under this Agreement, and will provide quarterly compliance reports and related certifications regarding any Material Compliance Matter (as defined in the Rule) involving Tidal that affect or could affect the Trust.

e.	Monitor applicable regulatory and operational service issues, including exchange listing requirements, and update the Trust periodically.

f.	Monitor compliance with regulatory exemptive relief (as applicable) for the Funds.

(2)	SEC Registration and Reporting:

a.	Coordinate, with assistance from Trust counsel in annual update of the Registration Statement for each Fund.

b.	Prepare and file annual and semiannual shareholder reports, Form N-SAR (or Form N-CEN as applicable), Form N-CSR, Form N-Q (or Form N-PORT as applicable) filings and Rule 24f-2 notices. As requested by the Trust, prepare and file Form N-PX filings.

c.	Coordinate the printing, filing and mailing of Prospectuses and shareholder reports, and amendments and supplements thereto.

d.	File fidelity bond under Rule 17g-1.

e.	Monitor sales of Fund shares and ensure that such shares are properly registered or qualified, as applicable, with the SEC and the appropriate state authorities.

f.	Coordinate, with assistance from Trust counsel preparation of proxy statements and information statements, as requested by the Trust on behalf of a Fund or Funds.

g.	Coordinate, with assistance from Trust counsel, applications for exemptive relief, when applicable.

(3)	IRS Compliance:

a.	Monitor each Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), including without limitation, review of the following:

(i)	Diversification requirements

(ii)	Qualifying income requirements

(iii)	Distribution requirements

b.	Calculate required annual excise distribution amounts for the review and approval of Fund management (“Management”) and/or the Trust’s independent auditor.

 Exhibit B – Page 2

C.	Financial Reporting:

(1)	Provide financial data required by the Registration Statement for each Fund.

(2)	Prepare financial reports for officers, shareholders, tax authorities, performance reporting companies, the Board of Trustees, the SEC and the independent auditor.

(3)	Supervise the Trust’s custodian and fund accountants in the maintenance of each Fund’s general ledger and in the preparation of each Fund’s financial statements, including oversight of expense accruals and payments, the determination of net asset value and the declaration and payment of dividends and other distributions to shareholders.

(4)	Compute the yield, total return, expense ratio and portfolio turnover rate of each Fund.

(5)	Monitor expense accruals and make adjustments as necessary; notify Management of adjustments expected to materially affect a Fund’s expense ratio.

(6)	Prepare financial statements for each Fund, which include, without limitation, the following items:

a.	Schedule of Investments

b.	Statement of Assets and Liabilities

c.	Statement of Operations

d.	Statement of Changes in Net Assets

e.	Statement of Cash Flows (if applicable)

f.	Financial Highlights

(7)	Pursuant to Rule 31a-1(b)(9) of the 1940 Act, prepare quarterly broker security transaction summaries

D.	Tax Reporting:

(1)	Prepare for the review of the independent auditor and/or Management the federal and state tax returns including without limitation, Form 1120 RIC and applicable state returns including any necessary schedules. Tidal will prepare annual federal and state income tax return filings for each Fund as authorized by and based on the instructions received by Management and/or its independent auditor. File on a timely basis appropriate federal and state tax returns including, without limitation, Forms 1120/8613, with any necessary schedules.

(2)	Provide Management and the Trust’s independent auditor with tax reporting information pertaining to each Fund and available to Tidal as required in a timely manner.

(3)	Prepare Fund financial statement tax footnote disclosures for the review and approval of Management and/or the Trust’s independent auditor.

(4)	Prepare and file on behalf of Management Form 1099 MISC for payments to disinterested trustees and other qualifying service providers.

(5)	Monitor wash sale losses.

(6)	Calculate Qualified Dividend Income (“QDI”) for qualifying Fund shareholders.

(7)	Calculate Dividends Received Deduction (“DRD”) for qualifying corporate Fund shareholders.

E.	CCO Duties of Tidal
(1)	Subject to the approval of the Board, Tidal shall make available a qualified person who is competent and knowledgeable regarding the federal securities laws to act as the Trust’s CCO. Tidal’s responsibility for the activities of the CCO are limited to the extent that the Board shall make all decisions regarding the designation and termination of the CCO and shall review and approve the compensation of the CCO as provided by Rule 38a-1.

 Exhibit B – Page 3

(2)	With respect to the Trust, the CCO shall provide the services as set forth below (the “CCO Services”), including with regard to each adviser (each, an “Adviser”), sub-adviser (each, a “Sub-Adviser”), and index provider (each, an “Index Provider”) of the Trust.

(3)	Tidal may provide other services and assistance relating to the affairs of the Trust as the Trust may, from time to time, request subject to mutually acceptable compensation and implementation agreements.

(4)	Tidal shall maintain records relating to its services, such as compliance policies and procedures, relevant Board presentations, annual reviews and other records, as are required to be maintained under the 1940 Act and Rule 38a-1 (collectively, the “Records”). Such Records shall be maintained in the manner and for the periods as are required under such laws and regulations. The Records shall be the property of the Trust. The Trust, or the Trust’s authorized representatives, shall have access to the Records at all times during Tidal’s normal business hours. Upon the reasonable request of the Trust, copies of any of the Records shall be provided promptly by Tidal to the Trust or its authorized representatives at the Trust’s expense.

(5)	Nothing contained herein shall be construed to require Tidal to perform any service that could cause Tidal to be deemed an investment adviser for purposes of the 1940 Act or the Investment Advisers Act of 1940, as amended, or that could cause any Fund to act in contravention of such Fund’s Prospectus or any provision of the 1940 Act. Further, while Tidal will provide consulting and other services under this Agreement to assist the Trust with respect to the Trust’s obligations under and compliance with various laws and regulations, the Trust understands and agrees that Tidal is not a law firm and that nothing contained herein shall be construed to create an attorney-client relationship between the parties or to require Tidal to render legal advice or otherwise engage in the practice of law in any jurisdiction. Thus, except with respect to Tidal’s duties as set forth in this Section 2 and, except as otherwise specifically provided herein, the Trust assumes all responsibility for ensuring that the Trust and each of its Funds complies with all applicable requirements of the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), the 1940 Act and any laws, rules and regulations of governmental authorities with jurisdiction over the Trust or the Funds. All references to any law in this Agreement shall be deemed to include reference to the applicable rules and regulations promulgated under authority of the law and all official interpretations of such law or rules or regulations.

(6)	Tidal does not offer legal or accounting services and does not provide substitute services for the services provided by legal counsel or that of a certified public accountant. Tidal will make every reasonable effort to provide the services described in this Agreement; however, Tidal does not guarantee that work performed by Tidal or the CCO for the Trust would be favorably received by any regulatory agency.

(7)	In order for Tidal to perform the services required by this Section E, the Trust shall (1) instruct all service providers to furnish any and all information to Tidal as reasonably requested by Tidal, and assist Tidal as may be required and (2) ensure that Tidal has access to all records and documents maintained by the Trust or any service provider related to the Trust.

Exhibit B – Page 4

(8)	In addition, Tidal shall provide the following Base CCO Services (which are included in the fee schedule):

a.	Chief Compliance Officer. Tidal will designate a member of its staff (acceptable to the Board) to serve as Chief Compliance Officer (“CCO”) pursuant to Rule 38a-1. The CCO will be responsible for administering the Trust’s compliance policies and procedures, reporting to the Board, providing the annual written compliance report and any other matters required of a CCO under the 1940 Act.

b.	Policies and Procedures Compliance Manual. The CCO and Tidal will proactively maintain and update the Trust’s compliance manual to reflect regulatory changes and changes to the Trust’s business. The CCO and Tidal will draft all policies and work with management and the Board to include all recommended revisions and changes. The CCO and Tidal will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

c.	Certifications. The CCO and Tidal will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto and obtain quarterly compliance certifications.

d.	Annual Review. The CCO will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Trust and the relevant service providers. Pursuant to Rule 38a-1(a)(4)(iii), the annual report will address (A) the operation of the compliance policies and procedures of the Funds, and each Adviser, each Sub-Adviser, each Index Provider, principal underwriter, administrator and transfer agent of the Funds, any material changes made to those compliance policies and procedures since the date of the last report and any material changes to the compliance policies and procedures recommended as a result of the annual review; and (B) each Material Compliance Matter (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report. The review will include a review of the compliance policies and procedures, interviews of key personnel, obtaining compliance certifications, conducting periodic site visits of service providers (which may be by video link), reviewing internal and/or third-party compliance and internal control reports, reviewing cited regulatory deficiencies and/or exam results, noting observed risks and testing implementation. The CCO will provide a detailed written report of its findings to the Board.

e.	Compliance Calendar. The CCO and Tidal will create, implement and follow a compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.

f.	Advice, Guidance and Support. The CCO and Tidal will provide periodic advice and guidance to the Board with respect to material compliance and regulatory developments relating to the Trust.

g.	Board Reporting. The CCO or a compliance representative from Tidal will attend all Board meetings and report material compliance issues to the Board. The CCO will also review certifications of various service providers and provide periodic written compliance certifications to the Board relating to the compliance programs of service providers.

h.	On-Site Due Diligence. The CCO and Tidal will conduct an on-site due diligence review of the operations of each Adviser and Sub-Adviser at least once every twenty-four (24) months and conduct a video due diligence for the interim fiscal years.

 Exhibit B – Page 5

i.	Regulatory Exams. The CCO and Tidal will provide support related to responding to regulatory exams conducted by the SEC twenty-four ((24) hours). This will include assembling materials in response to requests, interfacing with the exam staff and preparing a written response to deficiencies.

j.	Training. The CCO and Tidal will offer compliance training sessions (up to six (6) hours per year) on topics and to personnel designated by management or the Board.

(9)	Additional Compliance Services (not included in CCO Services fee):

-	Implementing operational procedures;

-	Training other than as described in Base Services;

-	Assisting with licensing requirements for individuals;

-	Conducting email reviews;

-	Responding to regulatory examinations in excess of the hours described in Base Services;

-	Responding to client inquiries or RFPs;

-	Reviewing fund marketing materials;

-	Utilizing third-party technology (including manual) to manage the Code of Ethics processes;

-	A compliance review required within six (6) months of the Effective Date;

-	Conducting initial reviews of Adviser or Sub-Advisers for Board approval;

-	Providing compliance services to affiliates of the Trust;

-	Providing compliance services with respect to other jurisdictions, statutes or regulations, other than as described herein;

-	Providing services before or after the term hereof;

-	Providing services with respect to additional Funds or Sub-Advisers;

-	Providing services not described above under “Base Services;” and

-	Providing other compliance services as reasonably requested.

Exhibit B – Page 6

Exhibit C

to the

Fund Administration Servicing Agreement

REQUIRED PROVISIONS OF MSCI, S&P AND FACTSET

●	The Trust represents that it will use the Data solely for internal purposes and use in the normal conduct of its business and will not redistribute the Data in any form or manner to any third party, except its advisers, agents and consultants.

●	The Trust represents that it will not use or permit anyone else to use the Data in connection with creating, managing, advising, writing, trading, marketing or promoting any securities or financial instruments or products, including, but not limited to, funds, synthetic or derivative securities (e.g., options, warrants, swaps and futures), whether listed on an exchange or traded over the counter or on a private-placement basis or otherwise or to create any indices (custom or otherwise).

●	The Trust represents that it will treat the Data as proprietary to MSCI, S&P and FACTSET. Further, the Trust shall acknowledge that MSCI, S&P and FACTSET are the sole and exclusive owners of the Data and all trade secrets, copyrights, trademarks and other intellectual property rights in or to the Data.

●	Except as expressly permitted hereby, the Trust represents that it will not (i) copy any component of the Data, (ii) alter, modify or adapt any component of the Data, including, but not limited to, translating, decompiling, disassembling, reverse engineering or creating derivative works or (iii) make any component of the Data available to any other person or organization (including, without limitation, the Trust’s present and future parents, subsidiaries or affiliates) directly or indirectly, for any of the foregoing or for any other use, including, without limitation, by loan, rental, service bureau, external time sharing or similar arrangement.

●	The Trust is obligated to reproduce on all permitted copies of the Data all copyright, proprietary rights and restrictive legends appearing on the Data.

●	The Trust acknowledges that it assumes the entire risk of using the Data and shall agree to hold MSCI or S&P or FACTSET harmless from any claims that may arise in connection with any use of the Data by the Trust.

●	The Trust acknowledges that MSCI or S&P or FACTSET may, in its sole and absolute discretion and at any time, terminate Tidal’s right to receive and/or use the Data.

●	The Trust acknowledges that MSCI, S&P and FACTSET are third-party beneficiaries of the Customer Agreement between S&P, MSCI, FACTSET and Sub-Administrator, entitled to enforce all provisions of such agreement relating to the Data.

THE DATA IS PROVIDED TO THE TRUST ON AN “AS IS” BASIS. TIDAL, SUB-ADMINISTRATOR, ITS INFORMATION PROVIDERS AND ANY OTHER THIRD PARTY INVOLVED IN OR RELATED TO THE MAKING OR COMPILING OF THE DATA MAKE NO REPRESENTATION OR WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE DATA (OR THE RESULTS TO BE OBTAINED BY THE USE THEREOF). TIDAL, SUB-ADMINISTRATOR, ITS INFORMATION PROVIDERS AND ANY OTHER THIRD PARTY INVOLVED IN OR RELATED TO THE MAKING OR COMPILING OF THE DATA EXPRESSLY DISCLAIM ANY AND ALL IMPLIED WARRANTIES OF ORIGINALITY, ACCURACY, COMPLETENESS, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE TRUST ASSUMES THE ENTIRE RISK OF ANY USE THE TRUST MAY MAKE OF THE DATA. IN NO EVENT SHALL TIDAL, SUB-ADMINISTRATOR, ITS INFORMATION PROVIDERS OR ANY THIRD PARTY INVOLVED IN OR RELATED TO THE MAKING OR COMPILING OF THE DATA, BE LIABLE TO THE TRUST, OR ANY OTHER THIRD PARTY, FOR ANY DIRECT OR INDIRECT DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY LOST PROFITS, LOST SAVINGS OR OTHER INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR THE INABILITY OF THE TRUST TO USE THE DATA, REGARDLESS OF THE FORM OF ACTION, EVEN IF SUB-ADMINISTRATOR, ANY OF ITS INFORMATION PROVIDERS, OR ANY OTHER THIRD PARTY INVOLVED IN OR RELATED TO THE MAKING OR COMPILING OF THE DATA HAS BEEN ADVISED OF OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF SUCH DAMAGES.

 Exhibit C – Page 1

Exhibit D (Fee Schedule)

to the

Fund Administration Servicing Agreement

Tidal ETF Services LLC Fund Administration Fee Schedule

Minimum Fee: $30,000 per annum per Fund.

Variable Fee: 3 basis points on the first $250 million of aggregate Fund assets; and two (2) basis points on aggregate Fund assets above $250 million.

CCO Services Fee: In addition to, and not in lieu of, the foregoing, for the provision of CCO Services, an additional $10,000 per annum per Fund.

Exhibit D – Page 1